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                                            Filed by Edge Petroleum Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                   Subject Company:  Miller Exploration Company
                                                  Commission File No.:  0-23431


                      [EDGE PETROLEUM CORPORATION LOGO]


AUGUST 4, 2003                             CONTACT:  MICHAEL G. LONG
                                                     CHIEF FINANCIAL OFFICER
                                                     (713) 654-8960


                  EDGE PETROLEUM ANNOUNCES PROPOSED MERGER WITH
                  MILLER EXPLORATION IS MOVING STEADILY FORWARD

HOUSTON - EDGE PETROLEUM CORPORATION (NASDAQ: EPEX) today reported that the process of the proposed merger with Miller Exploration Company (NASDAQ: MEXP) is moving steadily forward. Both companies have recently received comments from the SEC as a result of the SEC's review of Edge's registration statement, which was filed on June 25, 2003. Edge hopes that the two companies will be in a position to mail the final Joint Proxy Statement/Prospectus to their respective shareholders during the third quarter and hold the shareholder's meetings to approve the transaction early in the fourth quarter.

John W. Elias, Edge's Chairman, CEO and President, commented, "Nothing in this long process has diminished our enthusiasm for this proposed merger. While the corporate staff of our respective companies has been diligently working on the administrative aspects of the transaction, our technical staff has also made good progress understanding Millers' assets and operations and, as a result, we hope the eventual integration of the two companies can move quickly and smoothly once we get shareholder approval."

FORWARD LOOKING STATEMENT

Statements regarding the consummation of the Merger, the mailing of the joint proxy statement/prospectus, the date of the respective shareholder's meeting of Miller and Edge and the integration of Miller and Edge as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions which are beyond Edge's and Miller's ability to control or estimate, and may in some cases be subject to rapid or material changes. Such assumptions include but are not limited to the timing and completion of the SEC review and delays and other difficulties related to the SEC review process

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and the merger. Edge's and Miller's filings with the Securities and Exchange
Commission (SEC) are available free of charge on the SEC's website at http://www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Edge and Miller have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Edge and Miller with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the final joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Edge's filings may be obtained by directing a request to Edge, 1301 Travis, Suite 2000, Houston, Texas 77002. Free copies of Miller's filings may be obtained by directing a request to Miller, 3104 Logan Valley Road, Traverse City, Michigan 49685.

PARTICIPANTS IN THE SOLICITATION

EDGE, MILLER AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER MEMBERS OF THEIR MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING PERSONS WHO MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF EDGE'S STOCKHOLDERS UNDER THE RULES OF THE COMMISSION IS SET FORTH IN EDGE'S PROXY STATEMENT FILED WITH THE COMMISSION ON APRIL 7, 2003 AND IN AN SEC FILING UNDER SCHEDULE 14A FILED BY EDGE WITH THE COMMISSION ON MAY 29, 2003, AND INFORMATION CONCERNING PERSONS WHO MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF MILLER'S STOCKHOLDERS UNDER THE RULES OF THE COMMISSION IS SET FORTH IN THE AMENDED ANNUAL REPORT ON FORM 10-K FILED BY MILLER WITH THE COMMISSION ON APRIL 29, 2003. IN ADDITION, INFORMATION REGARDING THE INTERESTS OF THOSE PERSONS WHO MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF MILLER'S STOCKHOLDERS MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.